[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

July 12, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Hugh Fuller
Sara Kalin

Re:	ScanSoft, Inc.
Registration Statement on Form S-4
Initially Filed on June 3, 2005 (File No. 333-125496)

Ladies and Gentlemen:

     On behalf of ScanSoft, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated June 30, 2005, relating to the Company’s Registration Statement on Form S-4 (File No. 333-125496) filed with the Commission on June 3, 2005.

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

ScanSoft Form 10-KT

Item 9A. Controls and Procedures, page 89

1.	We note that the last sentence of the first paragraph of this section includes a “no assurances” disclaimer as to management’s conclusions about the effectiveness of your disclosure controls and procedures. Please note that if you include this type of language, you should expressly indicate that management concluded that the company’s controls and procedures were effective “at the reasonable assurance level.” Accordingly, please confirm that management’s effectiveness determination was made at the reasonable

Securities and Exchange Commission
July 12, 2005

assurance level. This comment also applies to the Forms 10-Q for the periods ended December 31, 2004 and March 31, 2005, as well as to the Form 10-K filed by Nuance for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005. See Section II.F.4 of SEC Release 33-8238.

The Company acknowledges the Staff’s comment and supplementally confirms that management’s effectiveness determination was made at the reasonable assurance level. Future filings that contain a “no assurances” or other disclaimer will indicate that management concluded that the Company’s controls and procedures were effective “at the reasonable assurance level,” and will clarify that a control system can provide only “reasonable, not absolute” assurance that the objectives of the control system are met.

With respect to the Form 10-K filed by Nuance Communications, Inc. (“Nuance”) for the year ended December 31, 2004 and Nuance’s Form 10-Q for the quarter ended March 31, 2005, Nuance has informed the Company that the Nuance management’s effectiveness determination was also made at the reasonable assurance level, and that future filings, if any, that contain a “no assurances” or other disclaimer will indicate that management concluded that Nuance’s controls and procedures were effective “at the reasonable assurance level.”

2.	Additionally, we note your indication that there was no change in your internal control over financial reporting that occurred during the period covered by the report, “except as discussed below.” Please be advised that if you include disclosure regarding changes that occurred during a fiscal quarter, you should specifically state that there were changes in your internal control over financial reporting. Furthermore, instead of referring to changes that occurred “during the period covered by the report,” ensure that future filings, especially those covering more than one quarter, disclose whether any changes occurred during the last fiscal quarter.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that future filings that include disclosure regarding changes in the Company’s internal controls over financial reporting will specifically state, as applicable, that there were changes in the Company’s internal controls over financial reporting, rather than utilizing the phrasing that there was no change “except as discussed below.” The Company also supplementally advises the Staff that future filings that include such disclosure will disclose specifically whether any such changes occurred during the last fiscal quarter, rather than referring to changes that occurred “during the period covered by the report.”

Securities and Exchange Commission
July 12, 2005

ScanSoft Form 10-Q for the Quarter Ended December 31, 2004

3.	We note that while your management determined that your disclosure controls and procedures were effective, your disclosure in this section also indicates that you made a late filing of a Form 8-K. As a follow-up to comment 1 above, please confirm that this additional disclosure regarding the untimely filing of the 8-K was not intended to qualify management’s effectiveness determination and that management’s effectiveness determination was made at a reasonable assurance level.

The Company supplementally advises the Staff that the reference in the Company’s Form 10-Q for the Quarter ended December 31, 2004 to the unintentionally late filing of the Form 8-K regarding the acquisition of ART Advanced Recognition Technologies, Inc. was not intended to qualify management’s effectiveness determination, and, as stated above, management’s effectiveness determination was made at the reasonable assurance level.

Securities and Exchange Commission
July 12, 2005

     Please direct your questions or comments regarding the Company’s responses to the undersigned at (212) 999-5807, or to Katharine A. Martin or Robert Sanchez of this firm at (650) 565-3522 and (703) 734-3117, respectively. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Adam M. Dinow, Esq.
Adam M. Dinow, Esq.

cc:	Paul Ricci
James R. Arnold
Richard Palmer
Jo-Anne Sinclair, Esq.
ScanSoft, Inc.

Charles Berger
Karen Blasing
Douglas Clark Neilsson, Esq.
Nuance Communications, Inc.

Katharine A. Martin, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark A. Leahy, Esq.
Fenwick & West LLP